Exhibit 99.1

Summit Therapeutics plc

(‘Summit’ or the ’Company’)

Summit Therapeutics Announces Departure of Chief Financial Officer

Oxford, UK, and Cambridge, MA, US, 17 December 2018 - Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), a leader in new mechanism antibiotic innovation, today announces that Erik Ostrowski will be leaving the Company at the end of December 2018 to pursue another opportunity.

“Erik has led Summit through several successful financings, including our US initial public offering, was instrumental in building out our US operations, and has been a key strategic contributor to the Company,” commented Mr Glyn Edwards, Chief Executive Officer of Summit. “His contributions have laid an excellent foundation for us to continue to build a biotech company focused on delivering new mechanism antibiotics to patients with serious infectious diseases. We thank Erik for his dedication and service to Summit, and he leaves with our sincere best wishes in his future endeavours.”

“It has been a pleasure working with the Summit team and helping the Company execute on its business strategy over the years,” commented Mr Erik Ostrowski, Chief Financial Officer of Summit. “I wish Summit all the best as it pursues its mission to develop new mechanism antibiotics to combat serious bacterial infections.”

The Company will appoint a new chief financial officer in due course.

About Summit Therapeutics

Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients, and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics to treat infections caused by C. difficile, N. gonorrhoea and ESKAPE pathogens and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

Contacts

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	44 (0)1235 443 951
Erik Ostrowski / Michelle Avery (US office)		+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel:	+44 (0)20 7213 0880
Liam Murray / Tony Rawlinson

N+1 Singer (Joint Broker)	Tel:	+44 (0)20 7496 3000
Aubrey Powell / Jen Boorer, Corporate Finance Tom Salvesen, Corporate Broking

Bryan Garnier & Co Limited (Joint Broker)	Tel:	+44 (0)20 7332 2500
Phil Walker / Dominic Wilson

MSL Group (US)	Tel:	+1 781 684 6557
Jon Siegal		summit@mslgroup.com

Consilium Strategic Communications (UK)	Tel:	+44 (0)20 3709 5700
Mary-Jane Elliott / Sue Stuart / Jessica Hodgson /		summit@consilium-comms.com
Lindsey Neville

Forward Looking Statements

Any statements in this press release about the Company’s future expectations, plans and prospects, including but not limited to, statements about its plans to appoint a new chief financial officer, the potential benefits and future operation of the BARDA or CARB-X contract, including any potential future payments thereunder, the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential of the Discuva Platform, the potential commercialisation of the Company’s product candidates, the sufficiency of the Company’s cash resources, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the ability of BARDA or CARB-X to terminate our contract for convenience at any time, the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 January 2018. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent the Company’s views only as of the date of this release and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this press release.

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